Exhibit 1.02

Stereotaxis, Inc.

Conflict Minerals Report

For The Year Ended December 31, 2013

Introduction

This Conflict Minerals Report for Stereotaxis, Inc. (“Stereotaxis”, “we,” “us,” and “our”) is for the year ended December 31, 2013 and is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (“Rule”). Several terms used in this report are defined in the Rule and Form SD. Refer to those sources for such definitions. In this report, “necessary conflict minerals” means conflict minerals that are intentionally introduced into the product, and essential to the products purpose or functionality.

In accordance with the Rule, Stereotaxis undertook due diligence measures on the source and chain of custody of the necessary conflict minerals in our products. The purpose of this due diligence was to determine if any of the necessary conflict minerals originated from the Democratic Republic of the Congo (“DRC”) or an adjoining country (collectively defined as the “Covered Countries”) and may not have come from recycled or scrap sources, to determine whether such products were “DRC conflict free”.

This report has not been audited, as allowed under the Rule, which provides that if a registrant’s products are “DRC conflict undeterminable” in 2013 or 2014, the Conflict Minerals Report is not subject to an independent private sector audit.

Section 1 – Due Diligence

Stereotaxis has developed a Conflict Minerals program designed to be in conformity with the Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, 2nd Edition, including the Supplements on Tin, Tantalum and Tungsten and Gold (collectively, the “OECD Guidance”). In the context of the OECD Guidance Stereotaxis is a “downstream company” in the conflict minerals supply chain. Summarized below are the due diligence steps taken in accordance with the OECD Guidance five-step framework:

1.	Established a strong company management system for Conflict Minerals:

a)	We established a Conflict Minerals Policy on June 13, 2013 that is consistent with OECD Guidance. The policy has been communicated to our direct suppliers. The policy can be found on our website at http://www.stereotaxis.com/legal/.

b)	We have an internal cross-functional Conflict Minerals team that oversees the implementation of our Conflict Minerals program. The status of our Conflict Minerals program is reviewed regularly with senior management. We maintain records relating to our conflict minerals program.

c)	We have a system of controls and transparency over our supply chain, using the industry standard Conflict Minerals Reporting Template (“CMRT”), which is a supply chain survey designed to identify the maturity of our suppliers’ conflict minerals programs, as well as the smelters and refiners that process the necessary conflict minerals contained in our products.

d)	We have informed all our suppliers of our company policy, and our commitment to be conflict free. Where suppliers are unaware of conflict minerals regulations, or have an immature process, we seek to educate them.

e)	We have a longstanding company-level grievance mechanism whereby anyone can confidentially call or email a concern or report a violation of a policy. This can be found in the Confidential Hot-line section of our website at http://www.stereotaxis.com/legal/.

2.	Identified and assessed risks in the conflict minerals supply chain:

a)	We identified conflict minerals risks in our supply chain by:

¡	We identified all our direct suppliers that supply us with products that might have contained conflict minerals.

¡	We conducted a Reasonable Country of Origin Inquiry (RCOI) with all affected suppliers of parts and materials used in products manufactured by Stereotaxis.

¡	We requested our direct suppliers provide us with a completed CMRT, along with evidence of them having an active corporate conflict minerals program/policy.

¡	We followed up with unresponsive suppliers, making multiple attempts to obtain information.

¡	We reviewed CMRT and associated documentation provided by our suppliers for completeness and reasonableness. We categorized each supplier according to the responses they provided.

b)	We assessed risks of adverse impacts by actively working to discontinue sourcing products from upstream supplier when we identified a reasonable risk that they are sourcing from, or linked to any party committing serious abuses, consistent with Annex II of the OECD Guidance.

3.	Designed and implemented a strategy to respond to identified risks

a)	We identified the results of our RCOI, and identified high risk suppliers to senior management.

b)	We have a risk management plan that includes actively seeking to reduce or eliminate high risk suppliers.

c)	We have an ongoing risk reduction and management program, which includes ensuring all new future product designs are conflict free, periodically reviewing and updating the conflict minerals status of our existing products, and striving over time to reduce or eliminate non-conflict-free minerals from the supply chain.

d)	We monitored, and will continue to monitor changes in supplier conflict minerals status, as circumstances change with suppliers and as conflict minerals status ripples through the supply chain to end item manufacturers such as Stereotaxis.

4.	Carried out independent third-party audit of supply chain due diligence at identified points in the supply chain:

a)	We comply with Step 4 of the OECD Guidance by encouraging our direct suppliers to purchase from Electronic Industry Citizenship Coalition’s (EICC) Conflict Free Smelter (SFC) smelters.

5.	Report annually on supply chain due diligence:

a)	We publicly communicated our Conflict Minerals Sourcing Policy on our company website at http://www.stereotaxis.com /legal/.

b)	We publicly disclosed this Conflict Minerals Report on our company website at http://www.stereotaxis.com /legal/.

c)	As allowed by the Rule, obtaining an independent private sector audit of this Report was not required.

Section 2 – Product Description

Stereotaxis designs, manufactures and markets the Epoch Solution, which is an advanced remote robotic navigation system for use primarily by electrophysiologists for the treatment of abnormal heart rhythms known as cardiac arrhythmias. The Epoch Solution is comprised of the Niobe ES Robotic Magnetic Navigation System (“Niobe ES system”), Odyssey Information Management Solution (“Odyssey Solution”), and the Vdrive Robotic Navigation System (“Vdrive system”). The Niobe and Vdrive systems include sterilized disposable (consumable) components as well as capital equipment.

Stereotaxis’s assessment is that the majority of our products contain conflict minerals, and those conflict minerals are necessary to the functionality of the products.

All products are manufactured and distributed from our St. Louis, Missouri facility, from components or end items purchased from our direct suppliers. As a downstream purchaser of items containing necessary conflict minerals, our due diligence processes are based on the necessity of seeking data from our direct suppliers and those suppliers seeking similar information within their supply chains to identify the original sources of the necessary conflict minerals.

Stereotaxis has 213 direct suppliers of components, assemblies, and finished goods that based on our analysis either contain necessary conflict minerals, or for which we did not know if they contained conflict minerals and relied on our direct suppliers to determine this. Of our 213 suppliers, 195 (92%) responded to the RCOI. Of those suppliers, we concluded that 99 (46%) of them provide us with DRC conflict free products. 96 suppliers (45%) indicated on their CMRT’s or equivalent documentation that the source of the necessary conflict minerals in products supplied to us are “Uncertain or Unknown”. 18 suppliers (8%) did not respond to the RCOI by May 1, 2014. Because a significant percentage of our direct suppliers are unable to determine the origin of the necessary conflict minerals in the products supplied to us, Stereotaxis is unable to determine the facilities (smelters) used to process them, the country of origin, or the mine or location of origin. Therefore our conflict minerals supply chain is “DRC conflict undeterminable”, as we are unable to determine the origin of all the necessary conflict minerals contained in our products.